

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2019

<u>Via Email</u>

James Bedar
Brown Rudnick LLP
One Financial Center
Boston, MA 02111

Jesse Lynn
High River Limited Partnership
767 Fifth Avenue, 47th Floor
New York, NY 10153

> Re: **Voltari Corp.**
> **PREM14A filed May 3, 2019**
> **File No. 0-55419**
>
> **Schedule 13E-3 filed May 3, 2019**
> **Filed by Voltari Corp, Carl Icahn and others**
> **File No. 5-88777**

Dear Messrs. Bedar and Lynn:

We have limited our review of your proxy statement and Schedule 13E-3 to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Special Factors – Background of the Merger, page 20

1. It appears from the disclosure in this Section of the proxy statement that financial advisor Alvarez & Marsal presented several oral reports/analyses of the proposed merger consideration during the negotiation process as the merger consideration was being determined. See for example, the "preliminary financial analys[e]s" of the proposed transaction provided by Alvarez & Marsal on February 6, 2019 and February 14, 2019. These analyses should be summarized in the proxy statement in reasonable detail. See Item 1015 of Regulation M-A.

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger, page 23

2. Explain how the Board/Special Committee considered and analyzed the redemption of the preferred stock at the specified redemption price in assessing the fairness of the transaction.

3. Expand the discussion of how the Board/Special Committee considered historical trading prices of the Company's common stock in assessing fairness. We note the chart on page 77, which shows that the common stock traded at a premium to the merger consideration in the first quarter of 2019 and in every quarter of 2018 but the last.

Opinion of Financial Advisor to the Special Committee, page 27

4. If Alvarez & Marsal did not consider the redemption of the preferred stock at the redemption price specified pursuant to the merger as part of its assessment of fairness, please so state in your disclosure.

5. For each analysis performed as part of the fairness analysis and described here, provide the per-share valuation or valuation range yielded.

6. On page 28 of the proxy statement in the bullet points, you refer to "certain non-public internal financial information and other data relating to the business and financial prospects of the Company" that were provided to the fairness advisor and considered by it in conducting the fairness analysis. This appears to encompass non-public forecasts and projections. This information should be summarized in the proxy statement. Please revise or advise.

7. Refer to the first paragraph on page 31. There, you state that the fairness opinion does not constitute a recommendation as to how any person should vote on the merger, "instead it merely stated whether the merger consideration to be received by unaffiliated common stockholders in the merger was within a range suggested by certain financial analyses." This description appears inconsistent with disclosure elsewhere in the proxy

statement, where you note that Alvarez & Marsal opined that the merger consideration is fair to such holders from a financial point of view. Please revise or advise.

8. For the Selected Public Company Analysis on page 32, explain how the selected peer group companies were chosen. Currently your disclosure states only that Alvarez & Marsal deemed them relevant "because they were deemed to be similar to the Company in one or more respects. Provide the same expanded disclosure with respect to the Precedent M&A Transaction Analysis on page 33. (Some information about the selection process appears in the financial analysis filed as an exhibit to the Schedule 13E-3 and should be summarized here).

Historical Consolidated Financial Information, page 76

9. We note that you have incorporated by reference the financial information required by Item 1010(a) and (b) of Regulation M-A. Therefore, the disclosure document disseminated to shareholders should include the summarized financial information required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3.

We remind you that the Company and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions